UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BYND CANNASOFT ENTERPRISES INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

05608P109
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05608P109                                                     13G

1.	Name of Reporting Persons: Eduardo S. Elsztain
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,009,455
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,009,455
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,009,455
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 05608P109                                                     13G

1.	Name of Reporting Persons: Agroinvestment S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,009,455
	6.	Shared Voting Power: 2,009,455
	7.	Sole Dispositive Power: 2,009,455
	8.	Shared Dispositive Power: 2,009,455
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,009,455
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 05608P109                                                     13G

Item 1. (a). Name of Issuer

BYND CANNASOFT ENTERPRISES INC. (the “Issuer”)

              (b). Address of Issuer’s Principal Executive Offices:

7000 Akko Road Kiryat Motzkin, Israel

Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office

Item 2(c). Citizenship

 (a)-(c) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors and holds 100% of the outstanding equity capital of Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”); Elsztain’ s principal offices are located at Bolívar 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; Agroinvestment’s principal offices are located at Zabala 1422, Floor 2, 11000, Montevideo, Republic of Uruguay.

Item 2(d). Title of Class of Securities:

Common Shares, without par value (the “Common Shares”).

Item 2(e). CUSIP Number:

05608P109.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

Calculations of the percentage of Common Shares beneficially owned are based on 39,668,550 Common Shares outstanding as of December 19, 2023, as disclosed by the Issuer in the Prospectus Supplement filed with the Securities and Exchange Commission on December 21, 2023. Each of the Reporting Persons may be deemed to be the beneficial owner of the Common Shares listed on such Reporting Person's cover page.

As of the date hereof, Agroinvestment directly holds 2,009,455 Common Shares. Elsztain, as the sole shareholder of Agroinvestment may be deemed to beneficially own the Common Shares directly held by Agroinvestment.

  CUSIP No. 05608P109                                                     13G

(b) Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Shares listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7th, 2024

Eduardo S. Elsztain

By: /s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain

Agroinvestment S.A.

By: /s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain
Title: Chairman of the Board